Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                         For the month of January 2008
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

                 1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN


                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 07, 2008

List of materials

Documents attached hereto:


i) Press release announcing: SONY COMPUTER ENTERTAINMENT AMERICA ANNOUNCES PLAYSTATION(R) HARDWARE SALES EXCEEDING 3.9 MILLION DURING HOLIDAY SALES WINDOW



FOR IMMEDIATE RELEASE



  SONY COMPUTER ENTERTAINMENT AMERICA ANNOUNCES PLAYSTATION(R) HARDWARE SALES
               EXCEEDING 3.9 MILLION DURING HOLIDAY SALES WINDOW
 1.2 Million Consumers Join PLAYSTATION(R)3 (PS3(TM)) Family since Black Friday


FOSTER CITY, Calif., January 6, 2008 - Sony Computer Entertainment America
(SCEA) today announced PlayStation(R) hardware retail sales reached more than
3.9 million units in North America during the critical holiday sales window (Friday, November 23, 2007 to December 31, 2007). This accounts for SCEA's three systems currently in the market PLAYSTATION(R)3 (PS3(TM)), PSP(R) (PlayStation
(R)Portable) and PlayStation(R)2 (PS2). PS3 retail sales reached 1.2 million hardware units during this holiday timeframe.

"The PlayStation brand ended the year in a very strong position and clearly indicates more positive momentum going into 2008. We are particularly pleased to have sold through 1.2 million units of PS3 during the holiday selling season," said Jack Tretton, president and CEO, SCEA. "The strong PS3 sales also further establish Blu-ray's dominant position as the high-definition medium of choice for games and movies. Consumers are clearly responding to the expanding multimedia capabilities and a great line-up of over 200 games."

Sales of PSP reached 1.4 million units during this same timeframe. The success of the recently introduced DaxterTM PSP(R) Entertainment Pack and Star Wars Battlefront(R) PSP Entertainment Pack have continued to swell the PSP install base. Upcoming platform defining software such as God of War(R): Chains of Olympus and Final Fantasy: Crisis Core will further increase PSP momentum in 2008.

PS2 sales exceeded 1.3 million units during its eighth holiday season. The industry's most successful platform is poised for another great year in 2008 with the continued success of the critically-acclaimed BuzzTM and SingStar(R) franchises.


About Sony Computer Entertainment America Inc.

Sony Computer Entertainment America Inc. continues to redefine the entertainment lifestyle with its PlayStation(R) brand, including the PlayStation (R)2 (PS2(TM)) computer entertainment system, the PSP(R) (PlayStation(R)Portable) entertainment system, the ground-breaking PLAYSTATION(R)3 (PS3(TM)) computer entertainment system and its online and network services PLAYSTATION(R)
Network and PLAYSTATION(R)Store.

Recognized as the undisputed industry leader, Sony Computer Entertainment America Inc. markets the PlayStation family of products and develops, publishes, markets and distributes software for PS2, PSP, PS3 and PLAYSTATION Network for the North American market. Based in Foster City, Calif. Sony Computer Entertainment America Inc. serves as headquarters for all North American operations and is a wholly owned subsidiary of Sony Computer Entertainment Inc.


                                     # # #


"PlayStation", "PSP", "PLAYSTATION" and "PS one" are registered trademarks and "PS3" is a trademark of Sony Computer Entertainment Inc.